Filed Pursuant to Rule 424(b)(3)
File No. 333-161965

Prospectus Supplement Number 1
to Prospectus dated November 30, 2009

This Prospectus Supplement supplements information contained in our Prospectus dated November 30, 2009, relating to the sale of up to 4,166,500 units for $6.00 per unit. Each unit is comprised of four shares of our common stock and one warrant to purchase one share of common stock at a price of $2.00 until they expire on December 17, 2014.

You must read this Prospectus Supplement in conjunction with the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any other amendments or supplements thereto.

The statements contained in this Prospectus Supplement are deemed to be made throughout the Prospectus and shall modify or supersede any conflicting statements contained in the Prospectus, in each case to the extent applicable.

You should consider the risks which we have described in “Risk Factors” beginning on page 11 of the Prospectus before buying our securities.

Neither the Securities and Exchange Commission nor any state securities com-mission has approved or disapproved of these securities or determined if this Prospectus Supplement and the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or obligations of any bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

_______________________________________________________________________

Kendrick Pierce & Co.

The date of this Prospectus Supplement Number 1 is January 14, 2010.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement (and the Prospectus, including information incorporated therein by reference), may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause FPB Bancorp, Inc.’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on our operations and subsidiaries include, but are not limited to, changes in:

•	the factors described under the heading “Risk Factors” beginning on page 11 of the Prospectus,

•	general economic conditions,

•	legislative/regulatory changes,

•	monetary and fiscal policies of the U.S. Government,

•	the quality and composition of our loan or investment portfolios,

•	demand for loan products,

•	deposit flows,

•	competition,

•	demand for financial services in FPB Bancorp, Inc.’s primary trade area,

•	litigation, tax and other regulatory matters,

•	accounting principles and guidelines, and

•	other economic, competitive, governmental, regulatory and technological factors affecting FPB’s operations, pricing and services.

Further information on other factors that could affect us is included in the Securities and Exchange Commission filings incorporated by reference in the Prospectus. See also “Risk Factors” contained therein.

SUPPLEMENTAL INFORMATION

Expiration Date

On January 12, 2010, the Board of Directors of FPB Bancorp, Inc. (“FPB”) voted to extend the term of the offering until February 26, 2010. The Board of Directors may, however, elect to terminate the offering earlier.

Regulatory Matters

As anticipated in the Prospectus, the Federal Deposit Insurance Corporation (“FDIC”) on December 18, 2009, requested that FPB’s wholly-owned subsidiary, First Peoples Bank (“Bank”) agree to the entry of a Consent Order. The proposed terms of the Consent Order are substantially similar to the terms of the Bank’s current memorandum of understanding, and in certain cases, are less stringent. The Bank intends to negotiate with the FDIC relative to certain terms and deadlines, but does anticipate the entry of a Consent Order in the first quarter of 2010.

As proposed, the Consent Order would require the Bank to achieve within 60 days of the effective date and thereafter maintain an 8% Tier 1 Leverage Capital Ratio and a 12% Total Risk Based Capital Ratio. The memorandum of understanding currently requires the Bank to maintain ratios of 8% and 11%, respectively.

With respect to reducing the level of assets classified as “Substandard,” the proposed Consent Order is less stringent than the memorandum of understanding. As proposed, the Consent Order would require the ratio of such assets to Tier 1 Capital plus the Allowance for Loan and Lease Losses (“ALLL”) to be reduced to no greater than: (i) 140% with 90 days of the effective date; (ii) 120% within 120 days; (iii) 100% within 270 days; (iv) 80% within 360 days; and (v) 60% within 540 days. The memorandum of understanding currently requires the Bank to reach the 60% target by September 2010.

The proposed Consent Order also imposes a new asset growth restriction of 10% per year. In light of the current economic conditions, the Bank’s management has not intended to budget asset growth in excess of 10% for 2010. Other new obligations are a requirement of the Bank to perform a risk segmentation analysis with respect to its concentrations of credit and the elimination of a quantitative target with respect to the Bank’s net non-core funding dependence ratio. The Bank will also be prohibited from making dividend payments to FPB during the term of the Consent Order.

The Consent Order, as proposed, contains requirements similar to those the Bank is already obligated to adhere to, with respect to: (i) Board involvement with overseeing compliance; (ii) maintaining an adequate ALLL; (iii) not extending credit to borrowers with classified assets at the Bank, except under limited circumstances; and (iv) developing and adopting a strategic plan, a liquidity plan, a profit plan and a budget.

Director Resignation

Effective January 8, 2010, Robert L. Schweiger resigned from the Boards of Directors of both FPB and the Bank, due to a disagreement as to the ongoing business and strategic plans the respective Boards of Directors have determined to be in the best interest of FPB, the Bank and FPB’s stockholders.